UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

KKR Financial Holdings LLC

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

48248A306

(CUSIP Number)

David J. Sorkin

Kohlberg Kravis Roberts & Co.

9 West 57th Street, Suite 4200

New York, New York 10019

212-750-8300

with a copy to

William H. Hinman, Esq.

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

650-251-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48248A306

1	Names of Reporting Persons KKR KFC Investments LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,153,867

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,153,867

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,153,867

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.3†

14	Type of Reporting Person OO

† The percentage of the Common Shares represented by the shares that are subject to this Schedule 13D is based on an aggregate of 158,359,757 Common Shares outstanding as of February 18, 2010, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and filed on March 1, 2010.

CUSIP No. 48248A306

Item 1.	Security and Issuer.

This Schedule 13D relates to the common shares, no par value (“Common Shares”), of KKR Financial Holdings LLC, a Delaware limited liability company (the “Issuer”), having its principal executive offices at 555 California Street, 50th Floor, San Francisco, CA 94104.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of KKR KFC Investments LLC (the “Reporting Person”).

(b), (c) and (f). The Reporting Person is a Delaware limited liability company formed in order to manage the acquisition, holding and disposition of Common Shares by certain employees of Kohlberg Kravis Roberts & Co. L.P. and its affiliates (collectively, the “KKR Employees”).  The principal business office of the Reporting Person is 9 West 57th Street, New York, New York 10019. Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment of each of the managers of the Reporting Person (collectively, the “Managers”), as of the date hereof.

(d) and (e). During the past five years, neither the Reporting Person nor any of the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person was formed in order to manage the acquisition, holding and disposition of Common Shares by the KKR Employees.  The Reporting Person has accumulated the Common Shares subject to this Schedule 13D on behalf of the KKR Employees from time to time since 2004, including through the accumulation of shares in the Issuer’s predecessor entity, KKR Financial Corp., which were automatically converted into Common Shares upon the effectiveness of the Issuer’s reorganization on May 4, 2007.  The Reporting Person accumulated the Common Shares and the shares of the Issuer’s predecessor through (i) the participation in capital calls by the Issuer’s predecessor, (ii) restricted share awards granted to KKR Financial Advisors LLC (“KFA”), the manager of the Issuer, which were subsequently transferred to the Reporting Person and which are now fully vested, (iii) purchases pursuant to public offerings and similar capital raising transactions effected by the Issuer and its predecessor, (iv) open market purchases executed in broker transactions and (v) contributions of Common Shares previously acquired by certain KKR Employees.  To effect the transactions described in clauses (i), (iii) and (iv) in the immediately preceding sentence, the Reporting Person used funds contributed to the Reporting Person by the applicable KKR Employees.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is incorporated into this Item 4 by reference.

The Reporting Person was formed in order to manage the acquisition, holding and disposition of Common Shares by the KKR Employees.  As described in Item 3 above, Common Shares are only acquired by the Reporting Person pursuant to purchases made on behalf of, or contributions from, the KKR Employees, subject to the approval of the Managers.

Although the Reporting Person currently does not have any specific plan or proposal to acquire or dispose of Common Shares or any securities exercisable for or convertible into Common Shares, the Reporting Person, consistent with its investment purpose, at any time and from time to time may acquire additional Common Shares or securities exercisable for or convertible into Common Shares or dispose of any or all of its Common Shares (including, without limitation, distributing some or all of such shares or securities to the applicable KKR Employees) depending upon an ongoing evaluation of its investment in Common Shares and securities exercisable for or convertible into Common Shares, applicable legal restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.  The Reporting Person may also distribute some or all of such shares or securities to the applicable KKR Employees in connection with their departure from Kohlberg Kravis Roberts & Co. L.P. or one of its affiliates.  In addition, the Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Common Shares or other securities of the Issuer.

Other than as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals in the future.

CUSIP No. 48248A306

Item 5.	Interest in Securities of the Issuer.

All ownership percentages set forth herein assume that there are 158,359,757 Common Shares outstanding as of February 18, 2010, which figure is based on information set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and filed on March 1, 2010.

(a) and (b) (i) The Reporting Person may be deemed to beneficially own 13,153,867 Common Shares, which excludes 994,973 Common Shares issuable upon the exercise of options.  As further described in Item 6 below, the options are only exercisable upon the registration by the Issuer of the Common Shares issuable upon the exercise of such options.  The 13,153,867 Common Shares that the Reporting Person may be deemed to beneficially own would, as of February 18, 2010, constitute approximately 8.3% of the Common Shares outstanding.  The Reporting Person has sole voting power and sole dispositive power over any such Common Shares deemed beneficially owned by it.

(ii) As a manager of the Reporting Person, each of the Managers has shared voting power and shared dispositive power with respect to any Common Shares that the Reporting Person may be deemed to beneficially own and, as such, each may be deemed to beneficially own such shares.  Each such individual disclaims beneficial ownership of such Common Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Managers is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) On January 21, 2010, the Reporting Person distributed 50,205 Common Shares to certain KKR Employees in connection with their departure from Kohlberg Kravis Roberts & Co. L.P. or one of its affiliates.

(d) Except as otherwise described in Item 2, Item 3 and Item 4, no person other than the Reporting Person and the Managers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares reported on this Schedule 13D.  No individual KKR Employee has interests in the Reporting Person that represent the equivalent of more than five percent of the Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 31, 2007, the Issuer, the Reporting Person, KFA and KKR Financial LLC (“KFL”) entered into a letter agreement (the “Transfer Agreement”) pursuant to which KFA transferred to the Reporting Person options to purchase 994,973 Common Shares (the “Options”). The Options were originally granted to KFA by the Issuer’s predecessor, pursuant to a Nonqualified Stock Option Agreement dated August 12, 2004 (the “First Option Agreement”) and a Nonqualified Stock Option Agreement dated August 19, 2004 (the “Second Option Agreement”).  The Options had an original exercise price of $10.00 per share, which was subsequently increased to $20.00 per share in June 2005 in connection with a reverse stock split of the Issuer’s predecessor’s common stock.  The Options became fully vested on August 19, 2007 and expire ten years after their respective grant dates.  Exercise of the Options is conditioned upon the effectiveness of a registration statement registering the Common Shares issuable upon such exercise.

The description of the terms and conditions of the Transfer Agreement, the First Option Agreement and the Second Option Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Transfer Agreement, the First Option Agreement and the Second Option Agreement attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, each of which is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

1.      Form of Letter agreement, dated May 31, 2007, by and among the Issuer, the Reporting Person, KFA and KFL (filed herewith).

2.      Nonqualified Stock Option Agreement, dated as of August 12, 2004, by and between KKR Financial Corp. and KFA (filed herewith).

3.      Nonqualified Stock Option Agreement, dated as of August 19, 2004, by and between KKR Financial Corp. and KFA (filed herewith).

CUSIP No. 48248A306

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2010

KKR KFC INVESTMENTS LLC

By:	/s/ William J. Janetschek
	Name:	William J. Janetschek
	Title:	Manager

Schedule A

MANAGERS OF KKR KFC INVESTMENTS LLC

The names and principal occupations of the Managers are set forth below. Each of the Managers is a United States citizen. The business address for Henry R. Kravis and William J. Janetschek is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019.  The business address for George R. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

Name	Present Principal Occupation

Henry R. Kravis	Co-Chairman and Co-CEO of Kohlberg Kravis Roberts & Co. L.P.

George R. Roberts	Co-Chairman and Co-CEO of Kohlberg Kravis Roberts & Co. L.P.

William J. Janetschek	Chief Financial Officer of Kohlberg Kravis Roberts & Co. L.P.